August 23, 2019

Douglas Davis
Chief Executive Officer
GBT Technologies Inc.
2500 Broadway, Suite F-125
Santa Monica, CA 90404

       Re: GBT Technologies Inc.
           Schedule 14C
           Filed August 12, 2019
           File No. 000-54530

Dear Mr. Davis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities
cc:    Stephen M. Fleming, Esq.